Exhibit 21.1

HMS HOLDINGS CORP.
LIST OF SUBSIDIARIES

Subsidiary	State of Incorporation

Health Management Systems, Inc. 401 Park Avenue South New York, NY 10016	New York

HMS Business Services Inc. 401 Park Avenue South New York, NY 10016	New York

Reimbursement Services Group Inc. 401 Park Avenue South New York, NY 10016	New York

Permedion Inc. 350 Worthington Rd. Westerville, OH 43082	New York

IntegriGuard 2121 North 117th Ave. Omaha, NE 68164	Delaware